Exhibit 99.1

Ctrip Reports Unaudited First Quarter 2014 Financial Results

Shanghai, China, May 7, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended March 31, 2014.

Highlights for the First Quarter of 2014

•                      Net revenues were RMB1.6 billion (US$254 million) for the first quarter of 2014, up 36% year-on-year, exceeding our net revenue guidance for the first quarter 2014 of 25-30% increase year-on-year.

•                      Gross margin was 72% for the first quarter of 2014, compared to 74% in the same period in 2013.

•                      Income from operations was RMB71 million (US$11 million) for the first quarter of 2014, down 56% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB193 million (US$31 million), down 29% year-on-year.

•                      Operating margin was 4% for the first quarter of 2014, compared to 14% in the same period in 2013. Excluding share-based compensation charges (non-GAAP), operating margin was 12%, compared to 23% in the same period in 2013.

•                      Net income attributable to Ctrip’s shareholders was RMB115 million (US$19 million) for the first quarter of 2014, down 25% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB237 million (US$38 million), down 11% year-on-year.

•                      Diluted earnings per ADS were RMB0.75 (US$0.12) for the first quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.52 (US$0.24) for the first quarter of 2014.

•                      Share-based compensation charges were RMB122 million (US$20 million), accounting for 8% of the net revenues, or RMB0.77 (US$0.12) per ADS for the first quarter of 2014.

“We are pleased to report the great performance in the first quarter of 2014,” said James Liang, Chairman and Chief Executive Officer of Ctrip. “We recently expanded our traditional hotel reservation and ticketing services to accommodation reservation and transportation ticketing services. The growth of both businesses is on the accelerating track with volume increasing 67% and 71% year-on-year, respectively. Total mobile transaction value was over four times the level in the first quarter of 2013 with peak daily transaction value reaching about RMB150 million. Mobile has surpassed PC Internet to be the most important booking platform for our accommodation reservation business, contributing over 40% of our transactions during the quarter and over 60% on the peak day. We are also very proud to see our new businesses start to take leading positions. For example, Ctrip Travel Community Channel experienced over 300% year-on-year growth in daily unique visitors and became the top player among travel information and community websites in China.

In addition, we recently became the second largest shareholder of LY.com and one of anchor investors for Tuniu.com in connection with its proposed IPO. As a leading player in the online and mobile travel market in China, we are seeing great potential in the industry. LY.com is a leading player in the local attraction ticket segment and Tuniu.com is strong in leisure package tour business. Ctrip is looking forward to working together with industry peers to create greater value for our customers and partners and to help develop a healthy and flourishing travel industry in China.”

First Quarter 2014 Financial Results

For the first quarter of 2014, Ctrip reported total revenues of RMB1.7 billion (US$269 million), representing a 36% increase from the same period in 2013. Total revenues for the first quarter of 2014 increased by 10% from the previous quarter.

Accommodation reservation revenues amounted to RMB657 million (US$106 million) for the first quarter of 2014, representing a 46% increase year-on-year, primarily driven by an increase of 67% in accommodation reservation volume and partially offset by the decrease of commission per room night. Accommodation reservation revenues increased by 2% quarter-on-quarter.

Transportation ticketing revenues for the first quarter of 2014 were RMB651 million (US$105 million), representing a 43% increase year-on-year, driven by an increase of 71% in ticketing volume. Transportation ticketing revenues increased by 12% quarter-on-quarter.

Packaged-tour revenues for the first quarter of 2014 were RMB259 million (US$42 million), representing a 10% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased by 34% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the first quarter of 2014 were RMB71 million (US$11 million), representing a 39% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenue decreased by 9% quarter-on-quarter, primarily due to seasonality.

For the first quarter of 2014, net revenues were RMB1.6 billion (US$254 million), representing a 36% increase from the same period in 2013. Net revenues for the first quarter of 2014 increased by 10% from the previous quarter.

Gross margin was 72% for the first quarter of 2014, compared to 74% in the same period in 2013 and 73% in the previous quarter.

Product development expenses for the first quarter of 2014 increased by 65% to RMB441 million (US$71 million) from the same period in 2013 and 32% from the previous quarter, primarily due to an increase in product development personnel related expenses. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 25% of the net revenues, increased from 20% in the same period in 2013 and 21% in the previous quarter.

Sales and marketing expenses for the first quarter of 2014 increased by 61% to RMB430 million (US$69 million) from the same period in 2013, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2014 increased by 14% from the previous quarter, primarily due to an increase in sales and marketing related activities and personnel related expenses. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 26% of the net revenues, increased from 22% in the same period in 2013 and 25% in the previous quarter.

General and administrative expenses for the first quarter of 2014 increased by 19% to RMB191 million (US$31 million) from the same period in 2013 and 24% from the previous quarter primarily due to an increase in administrative related expenses and personnel related expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with that in the same period in 2013 and increased from 6% in the previous quarter.

Income from operations for the first quarter of 2014 was RMB71million (US$11 million), representing a decrease of 56% from the same period in 2013 and 61% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB193 million (US$31 million), representing a decrease of 29% from the same period in 2013 and 33% from the previous quarter.

Operating margin was 4% for the first quarter of 2014, compared to 14% in the same period in 2013, and 13% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 12%, compared to 23% in the same period in 2013, and 20% in the previous quarter.

The effective tax rate for the first quarter of 2014 was 40%, increased from 32% in the same period of 2013 and 26% in the previous quarter, primarily due to the increase in the amount of non-tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the first quarter of 2014 was RMB115 million (US$19 million), representing a decrease of 25% from the same period in 2013 and 56% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB237 million (US$38 million), representing a decrease of 11% from the same period in 2013 and 36% from the previous quarter.

Diluted earnings per ADS were RMB0.75 (US$0.12) for the first quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.52 (US$0.24) for the first quarter of 2014.

As of March 31, 2014, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB11.5 billion (US$1.9 billion).

Business Outlook

For the second quarter of 2014, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 30-35%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

As of May 6, 2014, Ctrip had purchased approximately 18.6 million ADSs in aggregate with a total consideration of US$351 million.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 7, 2014 (or 8:00AM on May 8, 2014 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 813 160 04#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=P4BA7XXDE

A telephone replay of the call will be available after the conclusion of the conference call until May 14, 2014. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 92483967.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2014 and 2013. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travellers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	6,930,728,084	1,114,910,251
Restricted cash	739,543,614	737,981,100	118,715,189
Short-term investment	3,635,090,955	3,874,040,537	623,196,792
Accounts receivable, net	1,518,230,029	1,578,612,951	253,943,271
Prepayments and other current assets	1,237,530,956	1,459,578,058	234,794,746
Deferred tax assets, current	96,979,500	105,555,297	16,980,133

Total current assets	14,365,719,868	14,686,496,027	2,362,540,382

Long-term deposits and prepayments	559,185,652	547,252,203	88,033,621
Land use rights	107,476,794	106,699,743	17,164,234
Property, equipment and software	1,412,943,693	1,511,141,969	243,089,565
Investment	2,857,213,480	2,739,370,065	440,668,243
Goodwill	972,531,184	1,180,513,074	189,903,010
Intangible assets	356,653,022	426,640,957	68,631,516
Other long-term receviables	186,750,769	191,550,417	30,813,721

Total assets	20,818,474,462	21,389,664,455	3,440,844,292

LIABILITIES
Current liabilities:
Short-term borrowings	774,599,341	947,766,159	152,462,222
Accounts payable	1,637,545,824	2,082,438,868	334,991,131
Salary and welfare payable	257,641,763	246,317,205	39,623,770
Taxes payable	315,299,656	385,226,097	61,969,323
Advances from customers	2,451,931,450	2,082,398,077	334,984,569
Accrued liability for customer reward program	284,668,935	326,356,756	52,499,317
Other payables and accruals	646,321,729	724,906,360	116,611,923

Total current liabilities	6,368,008,698	6,795,409,522	1,093,142,255

Deferred tax liabilities, non-current	63,197,155	72,218,275	11,617,379
Long-term Debt	5,657,182,650	5,809,225,800	934,500,000

Total liabilities	12,088,388,503	12,676,853,597	2,039,259,634

SHAREHOLDERS’ EQUITY
Share capital	3,033,490	3,053,078	491,133
Additional paid-in capital	4,088,484,766	4,292,551,473	690,520,475
Statutory reserves	118,449,230	118,449,230	19,054,313
Accumulated other comprehensive income	372,634,580	76,881,359	12,367,505
Retained Earnings	5,498,934,733	5,614,286,486	903,141,124
Treasury stock	(1,551,141,268)	(1,654,851,671)	(266,207,398)

Total Ctrip’s shareholders’ equity	8,530,395,531	8,450,369,955	1,359,367,152

Noncontrolling interests	199,690,428	262,440,903	42,217,506

Total shareholders’ equity	8,730,085,959	8,712,810,858	1,401,584,658

Total liabilities and shareholders’ equity	20,818,474,462	21,389,664,455	3,440,844,292

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation **	450,524,886	642,014,733	656,662,297	105,633,855
Transportation ticketing ***	456,502,524	578,995,620	651,065,201	104,733,479
Packaged tour	235,208,743	193,885,405	259,220,548	41,699,464
Corporate travel	50,973,701	78,217,923	70,956,329	11,414,376
Others	35,198,400	34,858,565	35,268,438	5,673,451

Total revenues	1,228,408,254	1,527,972,246	1,673,172,813	269,154,625

Less: business tax and related surcharges	(67,900,120)	(87,566,153)	(91,384,691)	(14,700,581)

Net revenues	1,160,508,134	1,440,406,093	1,581,788,122	254,454,044

Cost of revenues	(304,171,687)	(394,362,609)	(449,411,887)	(72,294,557)

Gross profit	856,336,447	1,046,043,484	1,132,376,235	182,159,487

Operating expenses:
Product development *	(267,532,617)	(332,873,022)	(440,653,457)	(70,885,634)
Sales and marketing *	(267,494,323)	(376,172,398)	(429,548,555)	(69,099,246)
General and administrative *	(161,292,761)	(154,055,198)	(191,227,092)	(30,761,710)

Total operating expenses	(696,319,701)	(863,100,618)	(1,061,429,104)	(170,746,590)

Income from operations	160,016,746	182,942,866	70,947,131	11,412,897

Interest income ****	26,310,337	70,556,062	92,166,471	14,826,342
Interest expense ****	(3,750,917)	(45,765,307)	(32,998,931)	(5,308,367)
Other income	7,689,137	63,568,051	(14,298,252)	(2,300,086)

Income before income tax expense and equity in income	190,265,303	271,301,672	115,816,419	18,630,786

Income tax expense	(61,378,155)	(69,776,649)	(46,686,845)	(7,510,270)
Equity in income of affiliates	87,806	35,251,442	19,231,991	3,093,751

Net income	128,974,954	236,776,465	88,361,565	14,214,267

Less: Net loss attributable to noncontrolling interests	24,496,519	24,702,936	26,990,188	4,341,771

Net income attributable to Ctrip’s shareholders	153,471,473	261,479,401	115,351,753	18,556,038

Comprehensive (loss)/income attributable to Ctrip’s shareholders	130,095,984	648,352,184	(180,401,468)	(29,020,248)

Earnings per ordinary share
- Basic	4.73	7.78	3.39	0.55
- Diluted	4.39	6.74	3.00	0.48

Earnings per ADS
- Basic	1.18	1.95	0.85	0.14
- Diluted	1.10	1.68	0.75	0.12

Weighted average ordinary shares outstanding
- Basic	32,439,013	33,605,765	33,994,500	33,994,500
- Diluted	36,015,108	39,290,366	39,496,370	39,496,370

* Share-based compensation charges included are as follows:
Product development	34,854,918	34,188,328	44,381,634	7,139,443
Sales and marketing	13,292,481	11,568,731	12,995,817	2,090,570
General and administrative	63,440,672	60,517,724	64,266,792	10,338,265

** Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related reservices.

*** Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

**** Interest expenses have been reclassified from interest income with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(440,653,457)	28%	44,381,634	3%	(396,271,823)	25%
Sales and marketing	(429,548,555)	27%	12,995,817	1%	(416,552,738)	26%
General and administrative	(191,227,092)	12%	64,266,792	4%	(126,960,300)	8%
Total operating expenses	(1,061,429,104)	67%	121,644,243	8%	(939,784,861)	59%

Income from operations	70,947,131	4%	121,644,243	8%	192,591,374	12%

Net income attributable to Ctrip’s shareholders	115,351,753	7%	121,644,243	8%	236,995,996	15%

Diluted earnings per ordinary share (RMB)	3.00		3.08		6.08

Diluted earnings per ADS (RMB)	0.75		0.77		1.52

Diluted earnings per ADS (USD)	0.12		0.12		0.24

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(332,873,022)	23%	34,188,328	2%	(298,684,694)	21%
Sales and marketing	(376,172,398)	26%	11,568,731	1%	(364,603,667)	25%
General and administrative	(154,055,198)	11%	60,517,724	4%	(93,537,474)	6%
Total operating expenses	(863,100,618)	60%	106,274,783	7%	(756,825,835)	53%

Income from operations	182,942,866	13%	106,274,783	7%	289,217,649	20%

Net income attributable to Ctrip’s shareholders	261,479,401	18%	106,274,783	7%	367,754,184	26%

Diluted earnings per ordinary share (RMB)	6.74		2.70		9.44

Diluted earnings per ADS (RMB)	1.68		0.68		2.36

Diluted earnings per ADS (USD)	0.28		0.11		0.39

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(267,532,617)	23%	34,854,918	3%	(232,677,699)	20%
Sales and marketing	(267,494,323)	23%	13,292,481	1%	(254,201,842)	22%
General and administrative	(161,292,761)	14%	63,440,672	5%	(97,852,089)	8%
Total operating expenses	(696,319,701)	60%	111,588,071	10%	(584,731,630)	50%

Income from operations	160,016,746	14%	111,588,071	10%	271,604,817	23%

Net income attributable to Ctrip’s shareholders	153,471,473	13%	111,588,071	10%	265,059,544	23%

Diluted earnings per ordinary share (RMB)	4.39		3.10		7.49

Diluted earnings per ADS (RMB)	1.10		0.77		1.87

Diluted earnings per ADS (USD)	0.18		0.12		0.30

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2164 on March 31, 2014 published by the Federal Reserve Board.